Exhibit 99.1

Perfect World Appoints Alex Yiran Xu as Senior Vice President

Beijing, China (November 13, 2012) - Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced that the Company has appointed Mr. Alex Yiran Xu as the Company’s Senior Vice President of Business Development.

Mr. Xu joined Perfect World as a Vice President of Strategy in March 2010.  Prior to joining Perfect World, Mr. Xu served as a director for strategic investment at Giant Interactive Group Inc. from 2008 to 2010.  He was one of the founders and served as a director for game development and operations at RealNetworks China from 2005 to 2007, and led business development, investment and new game development at Sohu.com Inc. from 2003 and 2005.  Prior to that, Mr. Xu founded multiple startup companies in the internet and gaming industries and led the development of one of the earliest 3D gaming engines and 3D games in China.  Mr. Xu received his dual bachelor’s degree in automation and instrument science and technology in 1996 and master’s degree in instrument science and technology in 1999, both from Tsinghua University, and MBA degree in 2007 from a joint program offered by Tsinghua University and the Chinese University of Hong Kong.

Mr. Robert Hong Xiao, Co-Chief Executive Officer of Perfect World, commented, “I am delighted to announce the promotion of Alex.  Alex joined Perfect World with his vast amount of experience in both game development and strategic business development in the internet and gaming industries.  We are very grateful for his contributions to the Company in the past couple of years and believe he will be able to better utilize his expertise and knowledge in his new role to help accelerate the Company’s future growth.”

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China.  Perfect World primarily develops online games based on proprietary game engines and game development platforms.  Perfect World’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends.  Perfect World’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West,” “Battle of the Immortals,” “Fantasy Zhu Xian,” “Forsaken World,” “Dragon Excalibur,” “Empire of the Immortals” and “Return of the Condor Heroes;” an online casual game: “Hot Dance Party;” and a number of web games and social networking games.

While a substantial portion of the revenues are generated in China, Perfect World operates its games in North America, Europe and Japan through its own subsidiaries.  Perfect World’s games have also been licensed to leading game operators in a number of countries and regions in Asia, Latin America, Australia, New Zealand, and the Russian Federation and other Russian speaking territories.  Perfect World intends to continue to explore new and innovative business models and is committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements.  These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.  Potential risks and uncertainties include, but are not limited to, Perfect World’s limited operating history, its ability to develop and operate new games that are commercially successful, the growth of the online game market and the continuing market acceptance of its games and in-game items in China and elsewhere, its ability to protect intellectual property rights, its ability to respond to competitive pressure, its ability to maintain an effective system of internal control over financial reporting, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere.  Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang — Vice President, Investor Relations & Corporate Communications

Joanne Deng — Investor Relations Manager

Tel: +86-10-5780-5700

Fax: +86-10-5780-5713

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Patty Bruner

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: pbruner@christensenir.com

Victor Kuo

Tel: +86-10-5826-4939

Fax: +86-10-5826-4838

Email: vkuo@christensenir.com

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